# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MarketWise, Inc., CIK 0001805651
CUSIP: 57064P107
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Date of event which requires filing of this statement: 03/19/2026
Amends the filing with accession number 0001140361-22-032948
Filed by CIK 0001871335
Persons authorized to receive notices and communications: Frank Porter Stansberry, 1001 Cathedral Street, Fourth Floor, Baltimore, Maryland (MD), 21201, (888) 610-8895

## Reporting persons
- Frank Porter Stansberry (CIK 0001871335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,081,266; shared voting power 0; sole dispositive power 3,081,266; shared dispositive power 0; aggregate amount beneficially owned 3,081,266 (58.29% of the class)
  Comment: Note to Rows 7, 9, and 11: Effective April 2, 2025, the Issuer effected a 1-for-20 reverse stock split of its common stock. The amount of securities reported herein has been adjusted to reflect the reverse stock split. Excludes 6,775 shares of Class A common stock underlying an award of restricted stock units granted to the reporting person on June 12, 2025, which will vest on the earlier of (i) the day immediately preceding the date of the 2026 Annual Meeting of Shareholders and (ii) June 12, 2026, subject to the Reporting Person continuing in service on the Issuer's Board of Directors through the applicable vesting date.
  Note to Row 13: Based on an aggregate of 2,448,135 shares of Class A common stock outstanding as of March 2, 2026 according to the Issuer's Annual Report on Form 10-K, filed with the SEC on March 6, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: MarketWise, Inc.
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Comment: This Amendment No. 10 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission (the "SEC") on September 9, 2022, as amended on January 20, 2023, March 14, 2023, May 3, 2023, August 15, 2023, August 30, 2023, September 8, 2023, October 19, 2023, July 8, 2024, and August 13, 2024, by Frank Porter Stansberry relating to the Class A Common Stock of MarketWise, Inc., is being filed to amend the reporting person and to report the acquisition of shares of Class A Common Stock by the reporting person in open market purchases on March 19, 2026 and March 20, 2026. The shares set forth in this Amendment have been adjusted to reflect a 1-for-20 reverse stock split of the Issuer's common stock, effected on April 2, 2025. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 3 and 4 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person acquired 40,373 shares of Class A Common Stock in open market purchases from March 19, 2026 to March 20, 2026. The aggregate purchase price for such shares of Class A Common Stock was $592,292.42, paid using the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person believes that the Issuer's Class A Common Stock were undervalued by the market at the times of the share purchases. The Reporting Person further intends to review the investment in the Issuer on a continuing basis and may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock based upon consideration of various factors, including, without limitation, the price levels of the Class A Common Stock, general market and economic conditions, the Issuer's business, financial condition, and prospects, and the Reporting Person's need for liquidity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows: The information set forth in the facing pages of this Amendment with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The Reporting Person is the beneficial owner of 3,081,266 shares of Class A Common Stock, constituting approximately 58.29% of the class outstanding. Specifically, the Reporting Person is the holder of record of 239,946 shares of Class A Common Stock purchased in open market transactions and acquired pursuant to the redemption of Common Units of MarketWise, LLC and 3,660 shares of Class A Common Stock acquired upon the vesting of restricted stock units. Additionally, the Reporting Person has the right to acquire 2,837,659 shares of Class A Common Stock consisting of 2,709,327 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and 128,332 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership. Excludes 6,775 shares of Class A Common Stock underlying an award of restricted stock units granted to the reporting person on June 12, 2025, which will vest on the earlier of (i) the day immediately preceding the date of the 2026 Annual Meeting of Shareholders and (ii) June 12, 2026, subject to the Reporting Person continuing in service on the Issuer's Board of Directors through the applicable vesting date. The Reporting Person's aggregate percentage beneficial ownership was based on (i) 2,448,135 shares of Class A Common Stock outstanding as of March 2, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 6, 2026, and (ii) in accordance with Rule 13d-3(d)(1)(i), the 2,837,659 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.
Number of shares as to which each person has sole or shared power to vote or dispose: For the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The chart below describes transactions in the last sixty days by the Reporting Person in shares of Class A Common Stock.

Transaction Date Transaction Type Number of Shares Per Share Price
March 19, 2026 Open Market Purchase 1,000.00 $ 13.79
March 19, 2026 Open Market Purchase 1,000.00 $ 13.86
March 19, 2026 Open Market Purchase 1,000.00 $ 13.95
March 19, 2026 Open Market Purchase 10,000.00 $ 14.22
March 19, 2026 Open Market Purchase 10,000.00 $ 14.47
March 19, 2026 Open Market Purchase 103.00 $ 14.74
March 20, 2026 Open Market Purchase 946.00 $ 16.00
March 20, 2026 Open Market Purchase 4,440.00 $ 15.90
March 20, 2026 Open Market Purchase 1,000.00 $ 15.54
March 20, 2026 Open Market Purchase 884.00 $ 15.02
March 20, 2026 Open Market Purchase 5,000.00 $ 14.92
March 20, 2026 Open Market Purchase 5,000.00 $ 14.63
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Frank Porter Stansberry: /s/ Frank Porter Stansberry, Frank Porter Stansberry (03/23/2026)